Algonquin Power & Utilities Corp. Announces 2020 Third Quarter and Year to Date Financial Results
OAKVILLE, Ontario - November 12, 2020 - Algonquin Power & Utilities Corp. (TSX/NYSE: AQN) (“APUC” or the “Company”) today announced financial results for the third quarter ended September 30, 2020. All amounts are shown in United States dollars (“U.S. $” or “$”), unless otherwise noted.
“We are pleased to report a strong third quarter, reflecting year-over-year growth in our key financial metrics amid the COVID-19 pandemic, as well as the announcements of several exciting growth initiatives,” said Arun Banskota, President and Chief Executive Officer of APUC.  “With the completion of the ESSAL and BELCO acquisitions, we have reached a milestone of providing safe and reliable essential utility services to more than 1 million customer connections across the United States, Canada, Chile and Bermuda.”
Q3 2020 Financial Highlights
•Revenues of $376.1 million, an increase of 3%;
•Adjusted EBITDA1 of $197.9 million, an increase of 6%;
•Adjusted Net Earnings1 of $88.1 million, an increase of 27%; and,
•Adjusted Net Earnings1 per share of $0.15, an increase of 7%, in each case on a year-over-year basis.
Key Financial Information

All amounts in U.S. $ millions except per share information	Three months ended September 30			Nine months ended September 30
	2020	2019	Change	2020	2019	Change
Revenue	376.1	365.6	3%	1,184.7	1,186.4	—%
Net earnings attributable to shareholders	55.9	115.8	(52)%	278.3	358.8	(22)%
Per share	0.09	0.23	(61)%	0.50	0.71	(30)%
Cash provided by operating activities	121.4	188.1	(35)%	331.2	443.8	(25)%
Adjusted Net Earnings[1]	88.1	69.2	27%	238.9	217.7	10%
Per share	0.15	0.14	7%	0.43	0.43	—%
Adjusted EBITDA[1]	197.9	186.9	6%	616.3	608.3	1%
Adjusted Funds from Operations[1]	148.0	120.1	23%	421.0	422.1	—%
Dividends per share	0.1551	0.1410	10%	0.4512	0.4102	10%
1.Please refer to Non-GAAP Financial Measures and Use of Non-GAAP Financial Measures at the end of this document for further details.
APUC Business Highlights
•Acquisition of ESSAL - On September 11, 2020, APUC entered into an agreement to acquire from Aguas Andinas S.A. its 53.5% direct and indirect participation in Chilean water utility company Empresa de Servicios Sanitarios de Los Lagos S.A. (“ESSAL”), a vertically integrated, regional water and wastewater provider with approximately 230,000 connections in Southern Chile. In compliance with local regulation in Chile, a tender offer process was launched for the remaining shares of ESSAL. The tender offer was completed on October 14, 2020 and the settlement of the tendered shares occurred on October 19, 2020, resulting in APUC acquiring approximately 94% of the outstanding shares of ESSAL for an aggregate purchase price of $162.1 million.
•Acquisition of Ascendant - Subsequent to quarter end on November 9, 2020, APUC announced that it successfully completed its acquisition of Ascendant Group Limited (“Ascendant”). Ascendant's major subsidiary, Bermuda Electric Light Company ("BELCO"), is the sole electric utility in Bermuda, providing safe and reliable regulated electrical generation, transmission and distribution services to approximately 36,000 connections.
•Sustainability Report and ESG Goals - On October 2, 2020, APUC released its 2020 Sustainability Report which outlines the Company’s progress towards its environmental, social and governance ("ESG") goals and demonstrates its ongoing commitment to delivering mission-critical services and renewable energy solutions. The 2020 Sustainability Report enhances the Company's ESG disclosure to provide transparency and a higher level of detail around priority ESG issues for the Company's stakeholders. The Company expects to release in the fourth quarter of 2020 its first ever climate assessment report in response to guidelines established by Financial Stability Board's Task Force on Climate-Related Financial Disclosures.
•Issuance of $600 Million of Green Senior Unsecured Notes - On September 23, 2020, the Regulated Services Group, through its financing affiliate Liberty Utilities Finance GP 1, completed an inaugural offering into the U.S. 144A market with the issuance of $600.0 million of green senior unsecured notes bearing interest at 2.050% and having a maturity date of September 15, 2030. The net proceeds from the offering of the notes will be used to finance or refinance wind energy projects and other eligible green investments.
•Completion of Great Bay II Solar Project - On August 13, 2020, the Renewable Energy Group’s 43 MW Great Bay II Solar Facility, located in southern Maryland, achieved full commercial operations ("COD"). The Great Bay II Solar Facility is the Renewable Energy Group’s fifth solar generating facility and is expected to generate approximately 72.9 GW-hrs of energy per year with the majority of output being sold through a long-term financial hedge.
•Completion of Sugar Creek Wind Project - On November 9, 2020, the Renewable Energy Group's 202 MW Sugar Creek Wind Facility, located in Logan County, Illinois, achieved COD. The Sugar Creek Wind Facility is the Renewable Energy Group's 13th wind powered electric generating facility and is expected to generate approximately 708.2 GW-hrs of energy per year with the majority of output being sold through a long-term financial hedge. Renewable energy credits ("RECs") from the facility will be sold under long-term contracts to utilities in the state.
•Impact of COVID-19 on Operating Results – The COVID-19 pandemic and resulting business suspensions and shutdowns have changed consumption patterns of residential, commercial and industrial customers across all three modalities of utility services, including decreased consumption among certain commercial and industrial customers. Primarily as a result of the decreased demand, total Divisional Operating Profit of the Regulated Services Group for the three and nine months ended September 30, 2020, has decreased by approximately $4.2 million and $14.0 million as compared to the same periods in the prior year and represents a reduction of approximately $0.01 and $0.02 on Adjusted Net Earnings per share1 (see “Non-GAAP Financial Measures and Use of Non-GAAP Financial Measures”). For the three and nine months ended September 30, 2020, the Renewable Energy Group's results were not adversely impacted by the pandemic, due to a largely contracted and diversified generation fleet.
•Cost Containment Strategies - In response to both the unfavourable weather variance experienced in the first quarter of 2020 and the impacts from COVID-19, the Company began implementing cost containment strategies that would not impact safe and reliable delivery of utility services to customers. For the nine months ended September 30, 2020, the Company was able to achieve approximately $18.0 million in cost savings. The Company expects to achieve further expense reductions of between $5.0 million and $10.0 million in the last three months of 2020.
APUC’s supplemental information is available on the web site at www.AlgonquinPowerandUtilities.com and in our corporate filings on SEDAR at www.sedar.com and EDGAR at www.sec.gov.
Earnings Conference Call
APUC will hold an earnings conference call at 10:00 a.m. eastern time on Friday, November 13, 2020 hosted by President and Chief Executive Officer, Arun Banskota and Chief Financial Officer, Arthur Kacprzak.

Date:	Friday, November 13, 2020
Time:	10:00 a.m. ET
Conference Call Access:	Toll Free Canada/US:	1-800-319-4610
	Toronto local:	416-915-3239
Please ask to join the Algonquin Power & Utilities Corp. conference call
Presentation Access:	http://services.choruscall.ca/links/algonquinpower20201113.html Presentation also available at: www.algonquinpowerandutilities.com
Call Replay: (available until November 27, 2020)	Toll Free Canada/US:	1-855-669-9658
	Vancouver local:	1-604-674-8052
	Access code:	5344
About Algonquin Power & Utilities Corp., Liberty Utilities, and Liberty Power
APUC is a diversified international generation, transmission, and distribution utility with approximately $11 billion of total assets. Through its two business groups, Liberty Utilities and Liberty Power, APUC is committed to providing safe, secure, reliable, cost-effective, and sustainable energy and water solutions through our portfolio of electric generation, transmission and distribution utility investments to over 1 million customer connections, largely in the United States and Canada. APUC is a global leader in renewable energy through its portfolio of long-term contracted wind, solar, and hydroelectric generating facilities representing over 2 GW of installed capacity and more than 1.4 GW of incremental renewable energy capacity under construction.
APUC is committed to delivering growth and the pursuit of operational excellence in a sustainable manner through an expanding global pipeline of renewable energy and electric transmission development projects, organic growth within its rate-regulated generation, distribution, and transmission businesses, and the pursuit of accretive acquisitions.
1 The impacts of COVID-19 were estimated by normalizing sales in both periods for changes in weather and attributing the remaining variances to COVID-19.

APUC's common shares, Series A preferred shares, and Series D preferred shares are listed on the Toronto Stock Exchange under the symbols AQN, AQN.PR.A, and AQN.PR.D, respectively. APUC's common shares, Series 2018-A subordinated notes and Series 2019-A subordinated notes are listed on the New York Stock Exchange under the symbols AQN, AQNA and AQNB, respectively.
Visit APUC at www.algonquinpowerandutilities.com and follow us on Twitter @AQN_Utilities.
Investor Inquiries:
Amelia Tsang
Vice President, Investor Relations
Algonquin Power & Utilities Corp.
E-mail: InvestorRelations@APUCorp.com
Telephone: (905) 465-4500
Media Inquiries:
Stephanie Bose
Director, Corporate Communications
Liberty
E-mail: Corporate.Communications@libertyutilities.com
Telephone: (905) 465-4500
Caution Regarding Forward-Looking Information
Certain statements included in this news release constitute ‘‘forward-looking information’’ within the meaning of applicable securities laws in each of the provinces of Canada and the respective policies, regulations and rules under such laws and ‘‘forward-looking statements’’ within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 (collectively, ‘‘forward-looking statements”). The words “will”, “expects”, “plans”, “intends” and similar expressions are often intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Specific forward-looking statements in this news release include, but are not limited to: expectations regarding the use of proceeds from financings; expectations regarding future generation of the Great Bay Solar II Solar Facility and the Sugar Creek Wind Facility; expectations regarding the release of the Company’s first climate assessment report; and expectations regarding future expense reductions. These statements are based on factors or assumptions that were applied in drawing a conclusion or making a forecast or projection, including assumptions based on historical trends, current conditions and expected future developments. Since forward-looking statements relate to future events and conditions, by their very nature they require making assumptions and involve inherent risks and uncertainties. APUC cautions that although it is believed that the assumptions are reasonable in the circumstances, these risks and uncertainties give rise to the possibility that actual results may differ materially from the expectations set out in the forward-looking statements. Material risk factors and assumptions include those set out in APUC’s most recent annual and interim Management Discussion & Analysis and Annual Information Form. Given these risks, undue reliance should not be placed on these forward-looking statements, which apply only as of their dates. Other than as specifically required by law, APUC undertakes no obligation to update any forward-looking statements to reflect new information, subsequent or otherwise.
Non-GAAP Financial Measures and Use of Non-GAAP Financial Measures
The terms "Adjusted Net Earnings", “Adjusted EBITDA”, "Adjusted Funds from Operations" and “Divisional Operating Profit” are used in this press release. The terms "Adjusted Net Earnings", “Adjusted EBITDA”, "Adjusted

Funds from Operations" and “Divisional Operating Profit” are not recognized measures under U.S. GAAP. There is no standardized measure of "Adjusted Net Earnings", “Adjusted EBITDA”, "Adjusted Funds from Operations" and “Divisional Operating Profit”; consequently, APUC's method of calculating these measures may differ from methods used by other companies and therefore may not be comparable to similar measures presented by other companies. A calculation and analysis of "Adjusted Net Earnings", “Adjusted EBITDA”, "Adjusted Funds from Operations" and “Divisional Operating Profit”, including a reconciliation to the U.S. GAAP equivalent, where applicable, can be found in APUC’s Management Discussion & Analysis for the three and nine months ended September 30, 2020.
Adjusted EBITDA
Adjusted EBITDA is a non-GAAP measure used by many investors to compare companies on the basis of ability to generate cash from operations. APUC uses these calculations to monitor the amount of cash generated by APUC as compared to the amount of dividends paid by APUC. APUC uses Adjusted EBITDA to assess the operating performance of APUC without the effects of (as applicable): depreciation and amortization expense, income tax expense or recoveries, acquisition costs, litigation expenses, interest expense, gain or loss on derivative financial instruments, write down of intangibles and property, plant and equipment, earnings attributable to non-controlling interests, non-service pension and post-employment costs, cost related to tax equity financing, costs related to management succession and executive retirement, costs related to prior period adjustments due to U.S. Tax Reform, costs related to condemnation proceedings, gain or loss on foreign exchange, earnings or loss from discontinued operations, changes in value of investments carried at fair value, and other typically non-recurring items. APUC adjusts for these factors as they may be non-cash, unusual in nature and are not factors used by management for evaluating the operating performance of the Company. APUC believes that presentation of this measure will enhance an investor’s understanding of APUC’s operating performance. Adjusted EBITDA is not intended to be representative of cash provided by operating activities or results of operations determined in accordance with U.S. GAAP, and can be impacted positively or negatively by these items.
Adjusted Net Earnings
Adjusted Net Earnings is a non-GAAP measure used by many investors to compare net earnings from operations without the effects of certain volatile primarily non-cash items that generally have no current economic impact or items such as acquisition expenses or litigation expenses that are viewed as not directly related to a company’s operating performance. APUC uses Adjusted Net Earnings to assess its performance without the effects of (as applicable): gains or losses on foreign exchange, foreign exchange forward contracts, interest rate swaps, acquisition costs, one-time costs of arranging tax equity financing, litigation expenses and write down of intangibles and property, plant and equipment, earnings or loss from discontinued operations, unrealized mark-to-market revaluation impacts (other than those realized in connection with the sales of development assets), costs related to management succession and executive retirement, costs related to prior period adjustments due to U.S. Tax Reform, costs related to condemnation proceedings, changes in value of investments carried at fair value, and other typically non-recurring items as these are not reflective of the performance of the underlying business of APUC. The Non-cash accounting charge related to the revaluation of U.S. deferred income tax assets and liabilities as a result of implementation of the effects of the Tax Cuts and Jobs Act ("U.S. Tax Reform") is adjusted as it is also considered a non-recurring item not reflective of the performance of the underlying business of APUC. APUC believes that analysis and presentation of net earnings or loss on this basis will enhance an investor’s understanding of the operating performance of its businesses. Adjusted Net Earnings is not intended to be representative of net earnings or loss determined in accordance with U.S. GAAP, and can be impacted positively or negatively by these items.
Adjusted Funds from Operations
Adjusted Funds from Operations is a non-GAAP measure used by investors to compare cash flows from operating activities without the effects of certain volatile items that generally have no current economic impact or items such as acquisition expenses that are viewed as not directly related to a company’s operating performance. APUC uses Adjusted Funds from Operations to assess its performance without the effects of (as applicable): changes in working capital balances, acquisition expenses, litigation expenses, cash provided by or used in discontinued operations and other typically non-recurring items affecting cash from operations as these are not reflective of the long-term performance of the underlying businesses of APUC. APUC believes that analysis and presentation of funds from operations on this basis will enhance an investor’s understanding of the operating performance of its businesses. Adjusted Funds from Operations is not intended to be representative of cash flows from operating activities as determined in accordance with U.S. GAAP, and can be impacted positively or negatively by these items.
Divisional Operating Profit
Divisional Operating Profit is a non-GAAP measure. APUC uses Divisional Operating Profit to assess the operating performance of its business groups without the effects of (as applicable): depreciation and amortization expense, corporate administrative expenses, income tax expense or recoveries, acquisition costs, litigation expenses, interest expense, gain or loss on derivative financial instruments, write down of intangibles and property, plant and equipment, gain or loss on foreign exchange, earnings or loss from discontinued operations, non-service pension and post-employment costs, and other typically non-recurring items. APUC adjusts for these factors as they may be non-cash, unusual in nature and are not factors used by management for evaluating the operating performance of the divisional units. Divisional Operating Profit is calculated inclusive of interest, dividend and equity income earned from indirect investments, and Hypothetical Liquidation at Book Value (“HLBV”) income, which represents the value of net tax attributes earned in the period from electricity generated by certain of its U.S. wind power and U.S. solar generation facilities. APUC believes that presentation of this measure will enhance an investor’s understanding of APUC’s divisional operating performance. Divisional Operating Profit is not intended to be representative of cash provided by operating activities or results of operations determined in accordance with U.S. GAAP.
Capitalized terms used herein and not otherwise defined will have the meanings assigned to them in the Company's most recent AIF.
Reconciliation of Adjusted EBITDA to Net Earnings
The following table is derived from and should be read in conjunction with the consolidated statement of operations. This supplementary disclosure is intended to more fully explain disclosures related to Adjusted EBITDA and provides additional information related to the operating performance of APUC. Investors are cautioned that this measure should not be construed as an alternative to U.S. GAAP consolidated net earnings.

	Three Months Ended September 30		Nine Months Ended September 30
(all dollar amounts in $ millions)	2020	2019	2020	2019
Net earnings attributable to shareholders	$55.9	$115.8	$278.3	$358.8
Add (deduct):
Net earnings attributable to the non-controlling interest, exclusive of HLBV[1]	3.4	7.6	11.7	22.8
Income tax expense (recovery)	(19.7)	22.0	13.5	57.6
Interest expense	45.6	45.7	136.6	134.1
Other net losses[3]	16.9	5.7	44.8	14.1
Pension and post-employment non-service costs	2.4	5.0	9.3	10.0
Change in value of investments carried at fair value[2]	23.4	(64.4)	(95.7)	(180.0)
Gain on derivative financial instruments	(0.3)	(15.4)	(1.7)	(15.6)
Realized loss on energy derivative contracts	(0.3)	—	(1.0)	(0.2)
Loss (gain) on foreign exchange	(0.9)	(0.9)	(5.6)	0.1
Depreciation and amortization	71.5	65.8	226.1	206.6
Adjusted EBITDA	$197.9	$186.9	$616.3	$608.3

1
HLBV represents the value of net tax attributes earned during the period primarily from electricity generated by certain U.S. wind power and U.S. solar generation facilities. HLBV earned in the three and nine months ended September 30, 2020 amounted to $11.8 million and $49.1 million as compared to $12.0 million and $49.0 million during the same period in 2019.

2	See Note 6 in the unaudited interim consolidated financial statements
3	See Note 16 in the unaudited interim consolidated financial statements
Reconciliation of Adjusted Net Earnings to Net Earnings
The following table is derived from and should be read in conjunction with the consolidated statement of operations. This supplementary disclosure is intended to more fully explain disclosures related to Adjusted Net Earnings and provides additional information related to the operating performance of APUC. Investors are cautioned that this measure should not be construed as an alternative to consolidated net earnings in accordance with U.S. GAAP.
The following table shows the reconciliation of net earnings to Adjusted Net Earnings exclusive of these items:

	Three Months Ended September 30		Nine Months Ended September 30
(all dollar amounts in $ millions except per share information)	2020	2019	2020	2019
Net earnings attributable to shareholders	$55.9	$115.8	$278.3	$358.8
Add (deduct):
Loss (gain) on derivative financial instruments	(0.3)	0.5	(1.7)	0.2
Realized loss on energy derivative contracts	(0.3)	—	(1.0)	(0.2)
Other net losses[2]	16.9	5.9	44.8	14.2
Loss (gain) on foreign exchange	(0.9)	(0.9)	(5.6)	0.1
Change in value of investments carried at fair value[1]	23.4	(64.4)	(95.7)	(180.0)
Other non-recurring adjustments	—	—	1.0	—
Adjustment for taxes related to above[3]	(6.6)	12.3	18.8	24.6
Adjusted Net Earnings	$88.1	$69.2	$238.9	$217.7
Adjusted Net Earnings per share	$0.15	$0.14	$0.43	$0.43

1	See Note 6 in the unaudited interim consolidated financial statements
2	See Note 16 in the unaudited interim consolidated financial statements
3	Includes a one-time tax expense of $9.3 million to reverse the benefit of deductions taken in the prior year. See Note 15 in the unaudited interim consolidated financial statements.

Reconciliation of Adjusted Funds from Operations to Cash Flows from Operating Activities
The following table is derived from and should be read in conjunction with the consolidated statement of operations and consolidated statement of cash flows. This supplementary disclosure is intended to more fully explain disclosures related to Adjusted Funds from Operations and provides additional information related to the operating performance of APUC. Investors are cautioned that this measure should not be construed as an alternative to funds from operations in accordance with U.S GAAP.
The following table shows the reconciliation of funds from operations to Adjusted Funds from Operations exclusive of these items:

	Three Months Ended September 30		Nine Months Ended September 30
(all dollar amounts in $ millions)	2020	2019	2020	2019
Cash flows from operating activities	$121.4	$188.1	$331.2	$443.8
Add (deduct):
Changes in non-cash operating items	23.7	(70.8)	80.3	(30.5)
Production based cash contributions from non-controlling interests	—	—	3.4	3.6
Acquisition-related costs	2.9	2.8	6.1	5.2
Adjusted Funds from Operations	$148.0	$120.1	$421.0	$422.1